Exhibit 99.1

Alpha Tau Announces Presentation of Two Alpha DaRT Pancreatic Cancer Abstracts at Upcoming 2026 ASCO GI Symposium

Pancreatic cancer multi-center clinical trial in U.S. is underway; patient recruitment expected to be completed by the end of Q1 2026

JERUSALEM, December 4, 2025 -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, announced today that two abstracts have been accepted to the 2026 American Society of Clinical Oncology (ASCO) Gastrointestinal Cancers Symposium, to be held January 8-10, 2026 in San Francisco, California. The abstracts, entitled “Feasibility, Safety and Efficacy of Endoscopic Ultrasound-Guided Alpha Radiotherapy for Advanced Pancreatic Cancer: A Pilot Study”, and “Inflammatory and Immune Marker Dynamics following Intratumoral Alpha DaRT for Pancreatic Cancer”, will both be presented by investigators in the Company’s recently completed pancreatic cancer pilot trial in Montreal, Canada, by study Principal Investigator Corey Miller, MD, and by Kim Anh Ma, MD, respectively.

“I am delighted that exciting additional pancreatic cancer study data will be presented for a second consecutive year at the prestigious ASCO symposium with two abstracts,” commented Company CEO Uzi Sofer. “Following last year’s fantastic presentation, it is gratifying to be able to continue to demonstrate our acceleration in this important indication to top experts in the field, and to see our data being the subject of multiple presentations. I look forward to fascinating and engaging discussions.”

Alpha Tau treated the first patient in its U.S. multi-center pancreatic cancer clinical trial in September 2025. The trial is expected to enroll up to 30 patients with newly diagnosed pancreatic cancer. Up to 87% of newly diagnosed pancreatic cancer patients are considered inoperable at diagnosis and face a dismal prognosis, with limited benefit from existing therapies. This pilot study is a key part of Alpha Tau’s broader strategy to bring Alpha DaRT to cancer patients with some of the highest unmet needs. For more information, please see here: https://www.clinicaltrials.gov/study/NCT06698458

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT® for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to the expected presentation at the ASCO symposium, patient recruitment, trials and Company’s strategy and goals are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 12, 2025, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com